SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

ACCREDITED HOME LENDERS HOLDING CO.

(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

Marc L. Lipshy

LSF5 Accredited Merger Co., Inc.

717 North Harwood Street, Suite 2200

Dallas, TX 75201

(214) 754-8430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mitchell S. Eitel, Esq.

John J. O’Brien, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$379,344,495.20	$11,645.88
*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 25,122,152 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”) at a price of $15.10 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of May 31, 2007.
**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,645.88	Filing Party:	LSF5 Accredited Merger Co., Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 7 (this “Amendment”) amends and supplements Items 11 and 12 in the Tender Offer Statement on Schedule TO, filed on June 19, 2007 (the “Schedule TO”) with the Securities and Exchange Commission by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and LSF5 Accredited Investments, LLC, a Delaware limited liability company, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 10, 2007, August 14, 2007 and August 16, 2007.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by the addition of the following paragraph at the end of the “Litigation” section therein:

On August 20, 2007, the Lone Star Parties filed an answer to Accredited’s complaint and counterclaims in the Delaware Court of Chancery. The Lone Star Parties denied Accredited’s claims that Parent and Purchaser are in breach of their obligations under the Merger Agreement. The Loan Star Parties’ counterclaims seek court declarations that, among other things, Parent is entitled to terminate the Merger Agreement at its option at any time.

A copy of Parent’s press release is filed as Exhibit (a)(2)(G) hereto and is incorporated herein by reference.

The foregoing description is qualified in its entirety by reference to the Company’s complaint, which is attached as Exhibit
(a)(2)(F) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on August 15, 2007, and the Lone Star Parties’ answer and counterclaim, which is attached hereto as Exhibit (a)(2)(H) . Stockholders should read the complaint and the answer and counterclaim in their entirety for a more complete description of the litigation.

Item 12.	Exhibits.

(a)(2)(G)	Press Release, issued by the Parent on August 20, 2007.

(a)(2)(H)	Answer to Complaint and Counterclaims filed by the Loan Star Parties in the Court of Chancery of the State of Delaware, County of New Castle on August 20, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF5 ACCREDITED MERGER CO., INC.

By:	/s/ MARC L. LIPSHY
Name: Marc L. Lipshy
Title: Vice President and Secretary

Dated: August 20, 2007